UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Annual Information Update

30 March 2012
Pearson plc
("Pearson" or "the Company")

Annual Information Update

Annual Information Update for the period from 6 April 2011 up to and including 29 March 2012.

In accordance with Prospectus Rule 5.2, Pearson sets out below a summary of the information which has been published or made available to the public during the defined period.  The information referred to in this Update was up to date at the time it was published, but some of it may now be out of date.

RNS Announcements
Announcements made by the Company via RNS, a Regulatory Information Service, can be found on the London Stock Exchange website at www.londonstockexchange.com and on the Company's website at www.pearson.com, which also shows announcements concerning Pearson group news.  The RNS announcements made during the defined period were:

Date of Announcement	Headline of Announcement at Stock Exchange
28 March 2012	Form 20-F
26 March 2012	Director/PDMR Shareholding
23 March 2012	Annual Financial Report
7 March 2012	Director/PDMR Shareholding
1 March 2012	Total Voting Rights
27 February 2012	Final Results
8 February 2012	Director Declaration
1 February 2012	Total Voting Rights
19 January 2012	Trading Statement
5 January 2012	Director/PDMR Shareholding
3 January 2012	Total Voting Rights
19 December 2011	Director/PDMR Shareholding
16 December 2011	Director Declaration
13 December 2011	Director/PDMR Shareholding
12 December 2011	Director/PDMR Shareholding
12 December 2011	Directorate Change
12 December 2011	Disposal
1 December 2011	Total Voting Rights
21 November 2011	Acquisition
3 November 2011	Interim Management Statement
1 November 2011	Total Voting Rights
28 October 2011	Holding(s) in Company
26 October 2011	Director/PDMR Shareholding
17 October 2011	Acquisition
14 October 2011	Director/PDMR Shareholding
4 October 2011	Director/PDMR Shareholding
3 October 2011	Total Voting Rights
28 September 2011	Director/PDMR Shareholding
27 September 2011	Director/PDMR Shareholding
20 September 2011	Director/PDMR Shareholding
20 September 2011	Director/PDMR Shareholding
15 September 2011	Acquisition
1 September 2011	Total Voting Rights
17 August 2011	Update on Sale of Government Solutions
12 August 2011	Director/PDMR Shareholding
11 August 2011	Director/PDMR Shareholding
9 August 2011	Acquisition
4 August 2011	Holding(s) in Company
3 August 2011	Holding(s) in Company
2 August 2011	Director/PDMR Shareholding
1 August 2011	Total Voting Rights
29 July 2011	Interim Results
12 July 2011	Director/PDMR Shareholding
5 July 2011	Offer Update - Compulsory Acquisition
1 July 2011	Director/PDMR Shareholding
1 July 2011	Total Voting Rights
23 June 2011	Notice of Interim Results Announcement
10 June 2011	Offer Update
7 June 2011	Director/PDMR Shareholding
3 June 2011	Offer Update
1 June 2011	Total Voting Rights
20 May 2011	Offer Update
20 May 2011	Director/PDMR Shareholding
20 May 2011	Director/PDMR Shareholding
19 May 2011	Director/PDMR Shareholding
10 May 2011	Director/PDMR Shareholding
6 May 2011	Offer Update
5 May 2011	Offer Update
4 May 2011	Director/PDMR Shareholding
3 May 2011	Total Voting Rights
28 April 2011	Result of Meeting
28 April 2011	AGM and Interim Management Statement
27 April 2011	Offer Update
26 April 2011	Acquisition
21 April 2011	Director/PDMR Shareholding
13 April 2011	Director/PDMR Shareholding
11 April 2011	Offer Update
8 April 2011	Director/PDMR Shareholding
6 April 2011	Director/PDMR Shareholding
6 April 2011	Annual Information Update

Documents Filed with Companies House
The Company made the following filings with Companies House during the defined period.  Copies of these documents may be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at www.direct.companieshouse.gov.uk.

Date Posted on Companies House Direct Website	Document Filed with Companies House
9 January 2012	AP01 - Vivienne Cox Appointed
12 December 2011	AD02 - Change of SAIL Address
13 June 2011	Annual Return
6 May 2011	Ordinary Resolution - Approval of Share Plan
6 May 2011	Ordinary Resolution - Allotment of Shares
6 May 2011	Special Resolution - Waiver of Pre-Emption Rights
6 May 2011	Special Resolution - Authority to Purchase Own Shares
6 May 2011	Special Resolution - Notice of Meetings
7 April 2011	Annual Accounts to 31 December 2010

In addition, the Company filed Forms SH01 (Statement of Capital) with Companies House.  These were posted on the Companies House Direct website on 15 June 2011 and 14 June 2011.

Interim Results
The Company's interim results for the period 1 January 2011 to 30 June 2011 were announced on 29 July 2011.  They are available on the Company's website at www.pearson.com.

Information Provided to Shareholders
The Company sent to its shareholders and, with the exception of the Form of Proxy, made available on its website, the following documents during the defined period:

Date of Mailing	Documents Sent to Shareholders
22 March 2012	Annual Report and Accounts 2011 and/or Performance Summary 2011.
Letter from the Chairman and Notice of 2012 AGM.
Form of Proxy in relation to 2012 AGM.

Copies of the Annual Report and Accounts, Letter from the Chairman and Notice of AGM and Form of Proxy for the 2011 year end ("the AGM documentation") were submitted to the National Storage Mechanism on 22 March 2012.  Copies of these documents are available from the Company Secretary, Pearson plc, 80 Strand, London WC2R 0RL.

US Listing
The Company is listed on the New York Stock Exchange ("NYSE") as well as on the London Stock Exchange.  There is a requirement, therefore, that information made public in the UK also needs to be made available in the US.  Such documentation is listed below:

NYSE
The Company sent copies of the AGM documentation, referred to above, to the NYSE on 22 March 2012 and copies of the resolutions passed at the 2011 AGM were sent to the NYSE on 28 April 2011.

Bank of New York Mellon ("BNY Mellon")
The Company sent copies of the AGM documentation, referred to above, to BNY Mellon on 22 March 2012.

Form 20-F
The Company filed a Form 20-F with the SEC on 27 March 2012.  Copies of this document can be found on the Company's website at www.pearson.com and hard copies are available from the Company Secretary of Pearson.

Stephen Jones
Head of Company Secretarial

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  30 March 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary